Ms. Sonia Barros

Assistant Director

Office of Real Estate and Commodities

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 14, 2019

Re:	Building Bits Properties I, LLC Offering Statement on Form 1-A POS Filed October 12, 2018 File No. 024-10839

Dear Ms. Barros:

On behalf of Building Bits Properties I, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 12 p.m., Eastern Time, on Monday, June 17, 2019, or as soon thereafter as is practicable.

Sincerely,

Building Bits Properties I, LLC

/s/ Alexander Aginsky

Alexander Aginsky, Chief Executive Officer, BuildingBits Asset Management, LLC its Manager

Cc:	Andrew D. Stephenson CrowdCheck Law, LLP